March 30, 2015

VIA EDGAR

Carlos Pacho, Senior Assistant Chief Accountant
Jill Davis, Associate Chief Accountant
Dean Suehiro, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                          Youku Tudou Inc. (the “Company”)
Response to the Staff’s Verbal Comment dated March 27, 2015

Dear Mr. Pacho, Ms. Davis and Mr. Suehiro:

To follow up the discussions that the Company had with the staff of the Securities and Exchange Commission (the “Staff”) on conference call dated March 27, 2015 and to update certain response that the Company previously submitted to the Staff dated February 12, 2015, this letter sets forth the Company’s response to the verbal comment posed by the Staff on the conference call.  The dictated comment is presented below in bold and followed by the Company’s response.

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1.                                      We note your response to the Staff’s comment 3 in your response letter dated February 12, 2015.  Please further expand your proposed disclosure to describe the nature of contingency in your multiple element arrangements and how it is deemed resolved at the beginning of the performance period of the last deliverable in the arrangement. Please also expand your disclosure regarding sales incentives.

In response to the Staff’s comment, the Company undertakes to further expand the disclosure regarding the nature of contingency in its multiple element arrangements and supplement the Company’s revenue recognition accounting policy in its financial statements for the year ended December 31, 2014 in its 2014 annual report on Form 20-F as follows:

Revenue recognition

The Group’s revenues are derived principally from online advertising services. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured under ASC subtopic 605-10, Revenue Recognition: Overall (“ASC 605-10”).

Revenue from online advertising services

Advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its web pages in different formats, including but not limited to video, banners, links, logos and buttons. The Group makes a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all other revenue recognition criteria are met.

For contracts where the Group provides customers with a bundle of advertising services, the Group first determines whether each identified deliverable qualifies as a separate unit of accounting. For each unit of accounting, the Group allocates arrangement consideration in accordance with ASC subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements (“ASC 605-25”). Pursuant to ASC 605-25, a contingent revenue feature limits the amount of arrangement consideration that is otherwise allocable to a delivered item that can be separately accounted for to the amount that is not contingent on the vendor’s completion of the remaining performance obligations, without considering the likelihood of the vendor’s performance. For bundled arrangements, the Group’s right to receive consideration from the customer for delivered items is contingent upon the successful delivery of the remaining undelivered items primarily because its contracts are silent on the Group’s rights to partial payment on delivered items when advertising services remain to be delivered and there is no specified formula in the contract nor an agreed practice with customers to determine the value of partially delivered services.

Therefore, the amount allocated to delivered items in a bundled arrangement is limited to the non-contingent amount, regardless of the Group’s historical experience with respect to resolution of such contingencies. Once the arrangement consideration has been allocated in accordance with ASC 605-25, all of which is to the last deliverable, or the combined unit of accounting when there are other services to be delivered together with the last deliverable (“combined unit of accounting”), the Group recognizes revenue when all the revenue recognition criteria under ASC 605-10 are met. Specifically, under ASC 605-10, the Company’s historical experience with respect to the successful delivery of the last deliverable or the combined unit of accounting, without providing concessions to its customer, is considered when evaluating whether fees are fixed or determinable, and consequently, the timing of revenue recognition.

The Company has historically demonstrated its ability to successfully complete delivery of the last deliverable or the combined unit of accounting without providing concessions.  As such, the abovementioned contingency is deemed to be resolved at the beginning of the performance period of the last deliverable or combined unit of accounting, and service revenue is recognized using the proportionate performance method over the performance period of the last deliverable in the arrangement or the remaining service period of the combined unit of accounting, respectively. The Company regularly monitors its ability to complete delivery of the last deliverable or the combined unit of accounting, without providing concessions, and in the event that such delivery is not certain without providing additional concessions to its customer, the Company will defer recognition until such time payment becomes due. Revenue is also deferred when nonrefundable payments are received from customers prior to satisfaction of the other revenue recognition criteria discussed above.

The Group provides various sales incentives to its customers, including cash incentives in the form of commissions to certain third-party advertising agencies (see “Note 2 — Commissions to third-party advertising agencies”) and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. The Group has a general policy regarding the volume of advertising services to be provided free of charge which depends largely on the volume of advertising services purchased by the advertiser. The Group evaluates all advertising services in a bundled arrangement, whether provided for consideration or free or charge, pursuant to ASC 605-25 to determine whether it qualifies as a deliverable and separate unit of accounting.

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The Company hereby acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4863.

Very truly yours,

/s/ Michael Xu
Michael Xu
Chief Financial Officer
Youku Tudou Inc.

cc:                                Victor Wing Cheung Koo, Chairman and Chief Executive Officer, Youku Tudou Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Anthony KY Wong, Partner, Ernst & Young Hua Ming LLP